PETROGRESS, INC.

757 Third Avenue, Suite 2110

New York, New York 10017

December 2, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn.: Patrick Kuhn, Staff Accountant

Re:	Petrogress, Inc.
Form 8-K filed September 27, 2016
File No. 333-184459
Amendment No. 1 to Form 8-K filed September 30, 2016
File No. 333-184459

Dear Mr. Kuhn:

Petrogress, Inc. (the “Company”) hereby submits a response to certain comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 10, 2016 (the “Comment Letter”) relating to the Form 8-K and Amendment No. 1 to Form 8-K referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Comment No 1. We note that you have requested that David S. Friedkin CPA furnish you with a letter stating whether they agreed with the statements made in this Form 8-K. Item 3-04 of Regulation S-K requires this letter to be filed with the Commission within ten days after the filing of the report. Please amend your Form 8-K to include the required letter from your former auditor.

Response No. 1. In connection with Form 8-K filed with the Commission on September 27, 2016, as amended September 30, 2016 (“Form 8-K”), the Company requested a letter from David S. Friedkin CPA (“Friedkin”) in accordance with the requirements of Item 3-04 of Regulation S-K. The Company reached out to Friedkin more than once since filing; however, Friedkin has not provided a letter to be filed with the Form 8-K.

The Company again requested that Friedkin provide the letter upon receipt of the Comment Letter. In response, Friedkin stated that he thinks “it [is] best to wait until next week so as not to jeopardize [his] application [with the Public Company Accounting Oversight Board]. Per the attached list as of 11/21/2016, [his] application is pending. [He has] not issued any audits and if accepted, the statement made in the [Form 8-K] can be rescinded without any further action.” The Company informed Friedkin of its intent to provide this explanation for failure to provide the requested letter in its response to the Comment Letter.

Comment No 2. Please tell us when you will file the amended Form 10-Qs that include financial statements reviewed by your registered public accounting firm.

Response No. 2. The Company engaged RBSM LLP (“RBSM”) as its independent registered accounting firm on October 31, 2016. RBSM is working diligently to familiarize itself with the Company and is reviewing the Company’s documents for the periods ended March 31, 2016 and June 30, 2016. Because the restatement covers multiple time periods, the filing of the amended Form 10-Qs for these periods has been delayed.

The Company intends to file the amended Form 10-Qs for the periods ended March 31, 2016 and June 30, 2016 no later than December 23, 2016.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 376-5228 or our counsel Marc J. Ross, Esq. at (212) 930-9700.

Very truly yours,

/s/ Christos Traios

Chief Executive Officer

cc:	Marc J. Ross, Esq.
James M. Turner, Esq.
S. Ashley Jaber, Esq.
Sichenzia Ross Ference Kesner LLP